SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 6)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000




                    This Amendment No. 6 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 8.   Additional Information to be Furnished.

               Item 8 is hereby amended by the addition of the following paragraph at the end of Item 8:

                    On November 7, 1994 the Company issued the
               press release attached hereto as Exhibit 23. The information set forth in the press release is incorporated herein by reference.

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 23     Press Release issued by the Company
                              dated November 7, 1994

               Exhibit 24 Second Amendment, dated November 3, 1994 to the Reorganization and Distribution Agreement dated July 10, 1994 among McKesson Corporation (a Delaware corporation), McKesson
                              Corporation (a Maryland corporation),
                              Clinical Pharmaceuticals, Inc., PCS
                              Health Systems, Inc. and SP Ventures,
                              Inc.


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: November 7, 1994       By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 23     Press Release issued by the Company dated November
                    7, 1994

     Exhibit 24 Second Amendment, dated November 3, 1994 to the Reorganization and Distribution Agreement dated July 10, 1994 among McKesson Corporation (a Delaware corporation), McKesson Corporation (a Maryland corporation), Clinical Pharmaceuticals, Inc., PCS Health Systems, Inc. and SP Ventures, Inc.



     Exhibit 23

     McKESSON SETS RECORD DATE FOR DISTRIBUTION OF SHARES CONTINGENT ON SEC APPROVAL OF INFORMATION STATEMENT

     SAN FRANCISCO, Monday, November 7, 1994--The Board of Directors of McKesson Corporation voted on November 4 to set a record date for the distribution of the new McKesson Corporation shares to be issued as a result of the acquisition by Eli Lilly and Company of PCS Health Systems, Inc. from McKesson. The board's action follows the expiration of the Hart-Scott-Rodino waiting period and the action taken by the Federal Trade Commission the previous day.

          Alan Seelenfreund, McKesson's chairman and chief executive officer, said the actual record date is contingent upon action by the Securities and Exchange Commission declaring effective
     McKesson's Form 10 information statement.

          "We are awaiting the SEC's action so that we can move forward with Eli Lilly and Company to complete the transaction. We hope this process will be concluded promptly so that our shareholders can receive the cash and shares in the new McKesson as quickly as possible."

          In its action last Friday, McKesson's board stated that when the Form 10 is declared effective by the SEC, the information statement will be mailed to McKesson's shareholders. The record date will be 10 calendar days from the mailing of the information statement. Distribution of new McKesson shares and the closing of Lilly's tender offer are expected to occur on or promptly after the record date. Payment of the distribution of new McKesson shares and the closing of the tender offer are contingent upon, among other things, the satisfaction or waiver of the conditions of the Lilly tender offer.

          Under terms of the agreement with Lilly, McKesson shareholders will receive $76 in cash and one share in the new McKesson Corporation for each share they currently hold. In addition, McKesson will receive a capital contribution of $600 million in cash from Lilly, putting the total value of the transaction at $4 billion.

          The McKesson board has recommended that shareholders tender their shares pursuant to Lilly's tender offer.



     Exhibit 24

                               SECOND AMENDMENT
               SECOND AMENDMENT, dated as of November 3, 1994 (the "Amendment"), by and among McKesson Corporation, a Delaware corporation (the "Company"), McKesson Corporation, a Maryland corporation and a wholly-owned subsidiary of the Company ("Maryland"), Clinical Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("CPA"), PCS Health Systems, Inc., a Delaware corporation and a wholly-owned subsidiary of Maryland ("Prescription"), and SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Spinco").

               WHEREAS, the Company, Maryland, CPA, Prescription and Spinco entered into a Reorganization and Distribution Agreement, dated as of July 10, 1994 (the "Distribution Agreement");

               WHEREAS, the parties hereto entered into an Amendment, dated as of October 10, 1994, to the Distribution Agreement;

               WHEREAS, the Company, Eli Lilly and Company, an Indiana corporation ("Parent"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser") entered into an Agreement and Plan of Merger, dated as of July 10, 1994 and amended as of August 8, 1994 (the "Merger Agreement"); and

               WHEREAS, each of the parties hereto have deemed it advisable to amend the Distribution Agreement in the manner set forth herein.

               NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

               1. The third sentence of Section 8.2(c)(i) of the Distribution Agreement is hereby amended by deleting the phrase "ten-consecutive-day trading period" in its entirety and replacing such phrase with the phrase "three-consecutive-day trading period".

               2. In the event of a conflict between the terms and conditions of this Amendment and the terms and conditions of the Distribution Agreement, the terms and conditions of this Amendment shall prevail and govern. Except as otherwise expressly set forth herein, the Distribution Agreement shall remain unaffected and in full force and effect in accordance with the terms and conditions thereof.

               3. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               4. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

               IN WITNESS WHEREOF, each of the parties set forth below has caused this Amendment to be executed on its behalf by a duly authorized officer as of the date first set forth above.



                                      MCKESSON CORPORATION,
                                      a Delaware corporation

                                      By: /s/ Garret A. Scholz
                                         Name:  Garret A. Scholz
                                         Title: Vice President

                                      MCKESSON CORPORATION,
                                      a Maryland corporation

                                      By: /s/ Ivan D. Meyerson
                                         Name:  Ivan D. Meyerson
                                         Title: Vice President and
                                                  General Counsel

                                      CLINICAL PHARMACEUTICALS, INC.

                                      By: /s/ Nancy A. Miller
                                         Name:  Nancy A. Miller
                                         Title: Vice President



                                      PCS HEALTH SYSTEMS, INC.

                                      By: /s/ Nancy A. Miller
                                         Name:  Nancy A. Miller
                                         Title: Vice President

                                      SP VENTURES, INC.

                                      By: /s/ Ivan D. Meyerson
                                         Name:  Ivan D. Meyerson
                                         Title: Vice President and
                                                  General Counsel

        Consented to in accordance
        with the provisions of Section
        10.3 of the Distribution Agree-
        ment as of this 3d day of
        November, 1994:

        ELI LILLY AND COMPANY

        By: /s/ James M. Cornelius
           Name:  James M. Cornelius
           Title: Vice President, Finance and
                    Chief Financial Officer